Exhibit 99.1

FAMILY DOLLAR ISSUES OPEN LETTER TO STOCKHOLDERS

Family Dollar Board of Directors Unanimously Recommends Stockholders Vote ‘FOR’ the Dollar Tree Merger at the January 22, 2015 Special Meeting

Dollar Tree Merger Will Deliver Substantial and Certain Value to

Family Dollar Stockholders

Family Dollar Provides Transparency on FTC Feedback

Dollar Tree is Not Willing to Agree to any Further Adjournments of the Special Meeting

MATTHEWS, NC, January 12, 2015 - Family Dollar Stores, Inc. (NYSE: FDO), a leading national discount retailer offering name brands and quality, private brand merchandise, has published a letter from CEO Howard Levine to the stockholders of Family Dollar that explains the recommendation of the Board of Directors that stockholders vote ‘FOR’ the merger with Dollar Tree (NASDAQ: DLTR). The letter provides transparency on new feedback from the Federal Trade Commission staff about both the Dollar General proposal and the Dollar Tree merger and details on a recent letter from the CEO of Dollar Tree, and updates the compelling rationale for, and the substantial and certain value Family Dollar stockholders will receive from, the Dollar Tree merger.

The full text of the letter is below:

January 12, 2015

Dear Fellow Stockholders:

I write to provide you with this important update on our Special Meeting of Stockholders to vote on the proposed merger with Dollar Tree.

Transparency on New FTC Feedback

Family Dollar is in the unique position of receiving feedback from the FTC staff on the progress of the FTC’s reviews of both the Dollar General proposal and the Dollar Tree merger. At this time, I wanted to provide complete transparency to you regarding the most recent feedback that we have received from the FTC staff, which reaffirms the statements that we have been making for several months now about the inability of the Dollar General proposal to be consummated on the terms proposed by Dollar General and the certainty of the Dollar Tree merger.

Latest FTC Feedback on the Dollar General Proposal

The Federal Trade Commission (“FTC”) staff informed Family Dollar and Dollar General on January 10, 2015 that its most recent economic analysis of the Dollar General proposal indicates that 5,850 stores are presumptively problematic, including 2,965 Dollar General stores and 2,885 Family Dollar stores. After eliminating the duplication in the 5,850 figure where both a Family Dollar store and a nearby Dollar General store are on the list, we estimate based on experience with earlier iterations of the FTC staff’s store lists that the current count of stores that the FTC staff views as presumptively problematic is around 3,500 to 4,000 stores. This 3,500 to 4,000 range, while not final, is based on the most current and specific indication received from the FTC staff to date as to the number of divestitures that will ultimately be required by the FTC to permit the Dollar General proposal to be consummated.

This existing economic analysis by the FTC will be refined in certain respects, but we see no basis to believe that, taken together, these refinements will result in a final divestiture number anywhere near the 1,500 stores that Dollar General has offered to divest. Importantly, the 3,500 to 4,000 store range does not include many additional divestitures that likely will be triggered by the well over 1,000 additional new or planned Dollar General and Family Dollar stores. The FTC staff plans to incorporate these stores into the same economic analysis, which will create new overlaps and exacerbate existing overlaps that have not yet created presumptions of requirements to divest. Going in the other direction, the FTC will incorporate into its economic analysis a modest number of competitors’ additional new or planned stores. We expect that the net impact of these two changes will be an increase in the store count.

Beyond the FTC’s economic analysis, the FTC staff has made clear that it will assess other evidence in determining the final list of divestitures. Most importantly, the FTC staff has made clear that Family Dollar’s price zones, which at thousands of Family Dollar stores take into account the presence of Dollar General stores, will be an additional important factor. Due to the reasons and the data about price zones and other matters outlined in previous public disclosures by Family Dollar, we expect this further FTC analysis to increase the final divestiture count, or at least make it very difficult to reduce it in a meaningful way.

With respect to timing, in light of the thousands of stores at issue, we expect that the definitive number of divestitures that the FTC will actually require is not likely to be known by Family Dollar or Dollar General for several months.

Dollar General has still offered to divest only up to 1,500 stores and remains committed to the position that no more than 700 stores will be required to be divested. Accordingly, the Family Dollar Board of Directors continues to be of the unanimous view that the current Dollar General proposal is not reasonably likely to be completed on the terms proposed by Dollar General and that discussions with Dollar General are not reasonably expected to lead to a new proposal that is reasonably likely to be completed on its terms.

FTC Feedback on Dollar Tree Merger

The preliminary count of presumptively problematic stores based on the FTC’s most recent economic analysis of the Dollar Tree merger is 310. We believe that additional evidence is likely to reduce this figure, including because Dollar Tree’s $1 pricing strategy renders Dollar Tree stores extremely unlikely to raise prices. Unlike with Dollar General, new and planned Family Dollar and Dollar Tree stores create limited additional overlaps and other evidence, such as the presence of nearby Dollar General stores, is likely to result in a further net-reduction of the number of stores to be divested by Dollar Tree.

At this time, Dollar Tree has made a divestiture settlement offer to the FTC staff and we believe that it could quickly reach an agreement on the number of stores to be divested by accepting the FTC staff’s next number, which is likely to be well below 300 stores. Moreover, Dollar Tree has signed confidentiality agreements with multiple potential divestiture buyers, which are now commencing due diligence, and should be in a position to sign a definitive agreement for a divestiture purchase and execute a consent decree with the FTC Bureau of Competition in February 2015. To facilitate the FTC’s continued review, and in light of the practicalities associated with the transaction, Dollar Tree and Family Dollar have agreed to provide the FTC with four weeks’ notice prior to closing. Dollar Tree expects to initiate this four-week notice period (which may be terminated early by the FTC) after it has executed a consent decree with the FTC’s Bureau of Competition in February, which would permit FTC clearance and the closing of the merger as soon as March 2015.

We expect Dollar Tree to continue to make rapid progress in completing the antitrust clearance process pursuant to its binding undertakings in the merger agreement, including its covenant to divest as many stores as necessary or advisable to obtain such clearance. In sum, antitrust clearance of the Dollar Tree merger on its terms and in a timely manner is a virtual certainty.

The Dollar Tree Merger Delivers Substantial and Certain Value to Family Dollar Stockholders

•	The market value of the merger consideration will be at least $76.85 per share if Dollar Tree stock continues to trade at the January 9, 2015, closing price of $69.46 or higher through the completion of the merger.

•	This value represents a 32.4% premium to Family Dollar stock’s unaffected closing price of $58.04 on April 4, 2014, the last trading day before Icahn began accumulating stock.

•	Based on the closing price of Dollar Tree stock on January 9, 2015, the Dollar Tree merger represents an enterprise value to last twelve months November 29, 2014 EBITDA multiple of 14.3x (or 12.3x EBITDA (adjusted to exclude restructuring charges and merger related costs)); when the Dollar Tree merger agreement was signed, the transaction represented an enterprise value to last twelve months May 31, 2014 EBITDA multiple of 11.3x (or 11.0x EBITDA (adjusted to exclude restructuring charges and merger related costs)).

•	Approximately 20% of the consideration consists of Dollar Tree stock, which will allow you to participate in the anticipated synergies and long-term upside for the combined company, and the remaining $59.60 is cash. Moreover, the stock component is subject to a 10% collar that helps protect the value of the stock consideration.

The proposed combination of Dollar Tree and Family Dollar would create the leading discount retailer in North America based on number of store locations, operating more than 13,000 stores in 48 states and five Canadian provinces. The proposed merger would also allow the combined company to target a broader range of customers and geographies, leverage complementary merchandise expertise, generate an estimated $300 million of synergy opportunities and is estimated to be accretive to cash EPS within the first year post-closing, excluding one-time costs to achieve synergies. The combined company will also be better positioned to invest in existing and new markets and channels and to grow its store base across multiple brands. Finally, the combined company is expected to generate significant free cash flow, enabling the rapid pay down of debt.

Letter from CEO of Dollar Tree

In anticipation of the Special Meeting, the CEO of Dollar Tree delivered a letter to me on January 9, 2015, in which he noted that “the existing transaction with Dollar Tree which is on terms that— we believe— could not be replicated at the present time,” and concluded as follows:

“It is imperative that the shareholder vote on the merger be held on January 22, both to eliminate the uncertainty that is continuing to damage Family Dollar’s business and because Dollar Tree’s financing costs go up substantially after that date. Dollar Tree is not willing to agree to any further adjournments of the shareholder meeting. After two delays, we have been more than reasonable but have reached the end of our patience. We hope that Family Dollar’s shareholders decide to support Dollar Tree’s transaction, with the premium value, certainty, timing advantages and further upside it offers. But we are prepared to accept whatever judgment they make. We sincerely hope that Family Dollar and its shareholders will not have to suffer the consequences of a serious misjudgment by investors with an outsize tolerance for risk or a misguided sense of value.”

We have made a copy of his letter available for your information at www.sec.gov as a filing on Form 8-K with Family Dollar’s other filings with the SEC.

The Time is Right for Vote on Merger

Adjournment and Postponement Risks

Dollar Tree’s position is that Family Dollar may not further adjourn or postpone the Special Meeting without breaching the merger agreement — a breach that Dollar Tree would be expected to claim would entitle Dollar Tree to terminate the merger agreement and collect a $305 million break-up fee, in addition to other damages for Willful and Material Breach. Stockholders should vote FOR the Dollar Tree transaction now to lock-in its value and certainty and avoid risks of a claim for breach. Taking any risk on the Dollar Tree deal is not prudent, particularly given that the Dollar General proposal is not actionable and Dollar General has not shown any willingness to take regulatory risks off the table. The FTC process has now crystalized sufficiently to show convincingly that the Dollar General proposal will be unable to clear the FTC on the terms proposed. Yet, after five months, Dollar General remains committed to its proposal not to divest more than 1,500 stores and its view that no more than 700 stores will actually be required to be divested. We urge stockholders to take these factors into account and conclude that the time is now right for a vote in favor of the Dollar Tree merger.

Near-Term Stand-Alone Prospects Are Challenging and Deteriorating

If the Dollar Tree merger is not approved by Family Dollar stockholders, there is a significant risk that Family Dollar will be left without a merger partner because of the very significant risks to the Dollar General offer obtaining antitrust clearance on the terms proposed. Given the current challenging market conditions, there are significant risks and uncertainties to Family Dollar as a stand-alone company and to the value of its stockholders’ investment in the Company should the Dollar Tree merger agreement not be adopted by Family Dollar stockholders. As stated in connection with our first quarter earnings release, Family Dollar had a very challenging quarter and expects many of the headwinds faced in the fourth quarter of fiscal year 2014 to continue in fiscal year 2015, including ongoing topline challenges and continued pressure on gross margins.

PROTECT YOUR INVESTMENT IN FAMILY DOLLAR BY SECURING SUBSTANTIAL AND CERTAIN VALUE – VOTE “FOR” THE MERGER WITH DOLLAR TREE ON THE WHITE PROXY CARD TODAY

The Family Dollar Board unanimously recommends that you vote “FOR” the adoption of the Dollar Tree merger agreement. The failure to vote or an abstention has the same effect as a vote against the proposed combination. Please take a moment to vote “FOR” the proposal to adopt the Dollar Tree merger agreement today by signing, dating and returning the enclosed WHITE proxy card today.

Moreover, I am pleased to reconfirm that both Trian Partners and I, in our capacities as the two largest Family Dollar stockholders, continue to share the view that a vote “FOR” the Dollar Tree merger is in the best interests of Family Dollar stockholders.

If you plan to attend the Special Meeting in person, please bring a form of government-issued photo ID. If you hold your shares in “street name” through a bank, brokerage firm or other nominee, please also bring evidence that you are the beneficial owner of Family Dollar common stock, such as your most recent brokerage account statement.

We appreciate your continued support and trust as we work to protect your interests and deliver certain value for all Family Dollar stockholders.

Sincerely,

/s/ Howard R. Levine

Howard Levine

Chairman of the Board and

Chief Executive Officer

If you have any questions, require assistance in voting your shares, or need additional copies of Family Dollar’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

(212) 929-5500 (call collect)

Or

TOLL-FREE (800) 322-2885

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on October 28, 2014, the Securities and Exchange Commission (SEC) declared effective Dollar Tree’s registration statement on Form S-4 that included a definitive proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. On October 28, 2014, Family Dollar commenced mailing the definitive proxy statement/prospectus to stockholders of Family Dollar. INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree are available free of charge on Dollar Tree’s internet website at www.DollarTree.com under the heading “Investor Relations” and then under the heading “Download Library” or by contacting Dollar Tree’s Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Participants in the Solicitation For the Proposed Dollar Tree/Family Dollar Merger

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree’s and Family Dollar’s directors and executive officers in Dollar Tree’s definitive proxy statement filed with the SEC on May 12, 2014 and in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Additional Information About the Dollar General Tender Offer

Family Dollar has filed a solicitation/recommendation statement with respect to the tender offer with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RE-COMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You may obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Family Dollar are available free of charge on Family Dollar’s internet website at www.FamilyDollar.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Family Dollar’s Investor Relations Department at 704-708-2858.

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the unsolicited tender offer and proposals from Dollar General and any other alternative business combination transactions, the financing of the proposed transactions, the benefits, results, effects, timing and certainty of the proposed transactions, future financial and operating results, expectations concerning the antitrust review process for the proposed transactions and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed mergers include, among others: the risk that Family Dollar’s stockholders do not approve either merger; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for either merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of either merger are not satisfied; the risk that the financing required to fund either transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of either merger; uncertainties as to the timing of either merger; competitive responses to either proposed merger; response by activist stockholders to either merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s or other potential business combination transaction counterparties’ business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by either merger; uncertainty of the expected financial performance of the combined company following completion of either proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with either proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from either merger; litigation relating to either merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014, Family Dollar’s Quarterly Report on Form 10-Q for the quarter ended November 29, 2014, and other reports filed by Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov.

Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Family Dollar undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

About Family Dollar

For more than 50 years, Family Dollar has been providing value and convenience to customers in easy-to-shop neighborhood locations. Family Dollar’s mix of name brands and quality, private brand merchandise, appeals to shoppers in more than 8,100 stores in rural and urban settings across 46 states. Helping families save on the items they need with everyday low prices creates a strong bond with customers who refer to their neighborhood store as “my Family Dollar.” Headquartered in Matthews, North Carolina, just outside of Charlotte, Family Dollar is a Fortune 300, publicly held company with common stock traded on the New York Stock Exchange under the symbol FDO. For more information, please visit www.familydollar.com.

FAMILY DOLLAR CONTACTS:

INVESTOR CONTACT:

Kiley F. Rawlins, CFA

(704) 708-2858

krawlins@familydollar.com

or

Dan Burch / Laurie Connell

MacKenzie Partners

(212) 929-5748 / (202) 591-5233

dburch@mackenziepartners.com / lconnell@mackenziepartners.com

MEDIA CONTACT:

Matthew Sherman / Jamie Moser / Averell Withers

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449